GROUP

RECEIVED

2008 APR 21 A 7:33

OFFICE OF INTERNAT... CORPORATE FI...

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

[redacted]

08002015

**Rule 12g3-2(b) File No.
82-34748**

Date 16 April 2008

SUPPL

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Reiner Barthuber

Kay Amelungse

PROCESSED
APR 2 2 2008
THOMSON
FINANCIAL

Enclosures

| | |
|---|---|
| 03 April 2008 | Press release:<br>Hypo Real Estate Bank International AG: announces the successful completion of another financing for the Aviva Central European Property Fund for the acquisition of the Shopping Centrum Hron, Bratislava, Slovakia. |

dlw 4/21

| | |
|---|---|
| 07 April 2008 | Press release<br>Hypo Real Estate Bank International AG announces € 81.6 million participation in financing for BRE/Europe Italy Hotel Srl |
| 07 April 2008 | Press release:<br>Hypo Real Estate Bank International AG announces the successful completion of € 141.5 million acquisition financing for GLL's Accession Fund, CEE Investor of the year 2007, for prime office buildings in Prague and Budapest |
| 16 April 2008 | Ad-hoc release in accordance with section 15 WpHG<br>Hypo Real Estate Holding AG: A group of investors coordinated by J.C. Flowers intends to submit a public offer to purchase around 24.9% of the shares of Hypo Real Estate Holding AG. |

RECEIVED
2008 APR 21 A 7:-3
OFFICE OF INTERNA...
CORPORATE FINA...

Hypo Real Estate
GROUP

**Press release**

**Hypo Real Estate Bank International AG: announces the successful completion of another financing for the Aviva Central European Property Fund for the acquisition of the Shopping Centrum Hron, Bratislava, Slovakia.**

**London/Munich, April 3rd, 2008:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce that it has agreed to provide an acquisition financing facility for an undisclosed amount to the Aviva Central European Property Fund to finance the purchase of the Shopping Centrum Hron in Bratislava, Slovakia. The transaction was successfully completed on March 20th, 2008.

The Aviva Central European Property Fund is a Luxembourg based fonds commun de placement, managed by Morley Fund Management with both SachsenFonds and King Sturge as joint asset managers. The fund invests in a diversified portfolio of retail, office and industrial assets across countries in Central and Eastern Europe. Morley is one of the largest managers of European property funds, managing in excess of EUR43 billion of UK and European property assets. SachsenFonds is owned by the KanAm Group, one of Germany's biggest property fund management firms. Hypo Real Estate had arranged a master facility to provide debt financing for the fund's acquisitions. Under this facility, EUR291m have been provided so far.

**Harin Thaker, Member of the Board of Hypo Real Estate Bank International AG and responsible for Europe, the Middle East and India, said:** "We are very pleased to have assisted the Aviva Central European Property Fund with yet another acquisition in the region, their first in Slovakia. CEE is a core business area for Hypo Real Estate and both Morley and SachsenFonds are esteemed clients. We are looking forward to continue working with them in the region and beyond."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Press contact:**
Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

## Press release

**Hypo Real Estate Bank International AG announces € 81.6 million participation in financing for BRE/Europe Italy Hotel Srl**

**London / Munich / Milan, 7 April 2008:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce that it has taken a € 81.6 million participation in Merrill Lynch International's € 175.5 million facility granted last August 2007 to BRE/ Europe Italy Hotel Srl, a special purpose vehicle wholly controlled by Blackstone Real Estate Partner Funds.

The facility is being used by BRE/ Europe Italy Hotel Srl for the acquisition of a portfolio of 16 hotels in Italy. The portfolio includes the Crowne Plaza Hotel in San Donato, Milan; 13 Holiday Inn hotels located in Milan, Rome, Venice, Turin and other regional provincial capitals in the North and Centre of Italy; and two Jolly Hotels, located in Sicily and Sardinia. Most are four-star Hotels and the total value of the properties has been estimated at € 250 million.

**Harin Thaker, Member of the Board of Hypo Real Estate Bank International AG and responsible for Europe, the Middle East and India said:** "We are pleased to have been offered the opportunity to participate in this major Merrill Lynch financing."

**Press contact**
**Hypo Real Estate Group**
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

## Press release

**Hypo Real Estate Bank International AG announces the successful completion of € 141.5 million acquisition financing for GLL's Accession Fund, CEE Investor of the year 2007, for prime office buildings in Prague and Budapest**

**London/Munich, 7 April 2008:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce that it has agreed to provide acquisition financing facilities for a total amount of € 141.5 million to Accession Fund SICAV to finance the acquisition of the Praha City Center, a prime office building in Prague, Czech Republic, as well as of the Park Atrium and the first phase of the Nepliget Center, two prime office buildings in Budapest, Hungary.

Praha City Center is a 7 storey multi-tenanted office building with approx. 18,700 sqm of rentable office space in Prague 1; Park Atrium is an office building with approx. 25,900 sqm net rentable area in Budapest VI. and Nepliget Center is an office park which will ultimately consist of 3 office buildings with a total of approx. 25,800 sqm net rentable area in Budapest IX.

**Harin Thaker, Member of the Board of Hypo Real Estate Bank International AG and responsible for Europe, the Middle East and India, said:** "In recent years GLL's Accession Fund has built a position as one of the most active and successful investors in core property in Central and Eastern Europe, one of our more important markets. We are extremely proud to have worked with the fund since its incorporation and to have assisted in its expansion in all CEE markets. These last three financings demonstrate our client's confidence in our ability to deliver consistently. We are looking forward to continue working with GLL Real Estate Partners in CEE and elsewhere."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Gerd Kremer, Managing Partner of GLL Real Estate Partners and Chairman of Accession Fund said**: "For GLL, reliability in banking relationships is extremely important. We have been very satisfied with the repeated proof of Hypo Real Estate Bank International AG´s professionalism and ability to deliver over the past years. With this transaction we are again pleased with the exceptional performance of the bank´s team members given the complexity and time constraint in this transaction especially with the troubled financial markets."

**Press contact**
**Hypo Real Estate Group**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

**Notes to editors:**

**Accession Fund SICAV**
**Accession Fund SICAV** invests in Central and Eastern European accession countries to the European Union, including Poland, Hungary, the Czech Republic and Romania. Backed by European and Middle Eastern institutional investors, the Luxembourg based fund has total investment funds of EUR 1 billion, making it one of the largest in the region.

**GLL Real Estate Partners**
Accession Fund SICAV is managed by **GLL Real Estate Partners**, a Munich based real estate funds management group which is owned by its management and the **Generali** insurance group. GLL's funds under management include investments across Western Europe, Central and Eastern Europe and the United States. Investors with the Group include pension funds, insurance companies and sovereign entities.

**Ad-hoc release in accordance with section 15 WpHG**

**Hypo Real Estate Holding AG:**
**A group of investors coordinated by J.C. Flowers intends to submit a public offer to purchase around 24.9% of the shares of Hypo Real Estate Holding AG.**

**Munich, 16.04.2008:** A group of investors coordinated by J.C. Flowers & Co. LLC, and consisting of J.C. Flowers & Co. LLC, Shinsei Bank Limited and Grove International Partners LLP, has decided today to submit via an acquisition vehicle a voluntary public offer to the shareholders of Hypo Real Estate Holding AG to purchase 50,076,000 shares of Hypo Real Estate Holding AG ("HRE"). This is equivalent to approx. 24.9% of all outstanding shares of HRE, excluding the additional shares to be issued in August 2008 after the conversion of the mandatory convertible bond issued by Hypo Real Estate Finance B.V. for partially financing the DEPFA acquisition. The offer price shall be EUR 22.50 in cash per HRE share.

The announced price of EUR 22.50 in cash is equivalent to a premium of 25.3 % on the volume-weighted three-month average price (XETRA closing prices) before today (EUR 17.95) and of 21.8 % on the last closing price.

The Management Board in principle welcomes the offer, the preparation of which was supported by the Management Board. After reviewing the offer document which still has to be drawn up, the Management Board and Supervisory Board will provide a statement with reasons commenting on the offer including in particular the offer price.

END